January 20, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:	Sondra Snyder, Staff Accountant

Gus Rodriguez, Accounting Branch Chief

Irene Barberena-Meissner, Staff Attorney

Timothy S. Levenberg, Special Counsel

Re:	HH&L Acquisition Co.

Draft Registration Statement on Form S-1

Submitted September 16, 2020

CIK 0001824185

Dear Ms. Barberena-Meissner:

On behalf of our client, HH&L Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 13, 2020 (the “Comment Letter”), and additional oral comments of the Staff provided on October 14, 2020 (the “Oral Comments”), relating to the above-referenced draft registration statement on Form S-1 confidentially submitted to the Commission on September 16, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, we have set forth below each of the numbered comments contained in the Comment Letter and the Oral Comments, in bold, and the Company’s responses thereto, including cross-references to the locations in the Form S-1 of the changes made in response to the Staff’s comments.

Risk Factors

Our search for a business combination .... may be materially adversely affected by ... protectionist legislation, page 34

1.	You disclose throughout the prospectus that you “intend to focus on healthcare or healthcare-related companies in Asian markets with a focus on the Greater China market, or global healthcare or healthcare-related companies with a meaningful growth thesis in the Greater China or Asian markets.” Please provide a new risk factor or revise this risk factor to identify any material risks for foreign entities seeking to operate in China as a result of its currently existing laws and regulations.

United States Securities and Exchange Commission
January 20, 2021

Response: The Company has added additional disclosure on pages 71 and 72 to discuss any material risks for foreign entities seeking to acquire and operate business in China, particularly as a result of China’s currently existing laws and regulations.

After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States... , page 52

2.	You disclose that after your initial business combination, it is possible that a majority of your directors and officers will live outside the United States. However, insofar as your officers and directors currently reside outside the United States, please revise this risk factor accordingly.

Response: The Company has revised the relevant risk factor on page 55 to clarify that all of its officers and directors currently reside outside the United States and it is possible that all or a majority of its directors and officers will remain to live outside the United States after its initial business combination.

Business Strategy

We believe that the healthcare sector in the Greater China or other Asian markets is a compelling target sector for our initial business combination due to a variety of positive market trends... This is also reflected in the level of investment the healthcare sector has attracted…, pages 5 and page 86

3.	Please add in the registration statement dates for the citations for the backup for the data on the healthcare industry.

Response: The Company has added in the Form S-1 on pages 7 and 93 the dates for the citations for the backup for the data relating to healthcare industry.

4.	Please provide in the response letter with links to the reports or sources, if links are available.

Response: We have set forth below each of the numbered disclosures relating to healthcare industry on pages 7 and 93 of the Form S-1, and the links to the reports or sources thereto.

United States Securities and Exchange Commission
January 20, 2021

	Disclosures	Links to backup
i.	Moreover, another important contributor is the improved health system and infrastructure in China. According to an article entitled “Development of China’s Public Health as an Essential Element of Human Rights” published by the National Healthcare Security Administration of China in September 2017, China has promoted the world’s largest universal basic medical insurance network that provides insurance coverage for patients with serious diseases, enables patients to receive emergency medical services and improves medical assistance.	http://en.nhc.gov.cn/2019-04/29/c_75161.htm
ii.	According to a press release entitled “Over 95% Chinese Covered by Basic Medical Insurance” issued by the National Healthcare Security Administration of China in June 2020, more than 95% of the Chinese population were covered by the country’s national basic health insurance programs in 2019.	http://en.nhc.gov.cn/2020-06/28/c_80923.htm
iii.	In a World Bank’s study entitled “The Long March to Universal Coverage: Lessons from China” prepared in January 2013, the World Bank also described the march to universal health coverage in China as being “unparalleled”.	http://documents1.worldbank.org/curated/ en/126441468020078566/pdf/ 749600NWP0CHIN00Box374316B00PUBLIC0.pdf
iv.	This is also reflected in the level of investment the healthcare sector has attracted. As an indication, according to a press release entitled “Global Heathcare IPOs Dip YOY in 2019; China Most Active region in Q4” published by S&P Global Market Intelligence in January 2020, over the period between 2017 and 2019 approximately $61 billion was raised in initial public offerings of healthcare companies globally which represented an approximately 28% increase from approximately $48 billion raised between 2014 and 2016 globally. Further, China had the highest number of initial public offerings recorded during fourth quarter of 2019 in the healthcare sector as 16 companies from China listed their shares on public exchanges globally. That was followed by 15 companies from the U.S., eight from South Korea and six from Japan.	https://www.spglobal.com/marketintelligence/en/news-insights/trending/eSyHYxw_h3rrPI8pBrQCFg2

United States Securities and Exchange Commission
January 20, 2021

Management

Mr. Li is currently the chief investment officer and chief operating officer of China Great Wall AMC (International) Holdings Ltd. and the chief executive officer of Great Wall Pan Asia Asset Management Ltd. …, page 114.

5.	Please add the dates when Mr. Li started at China Great Wall AMC and Great Wall Pan Asia Asset Management.

Response: The Company has added such dates on page 120 in the Management section and also on pages 4 and 90.

* * *

United States Securities and Exchange Commission
January 20, 2021

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:       Richard Qi Li, HH&L Acquisition Co.

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